Filed Pursuant to Rule 433

Registration Statement No. 333-151194

May 30, 2008

National Bank of Greece S.A.

Non-cumulative Preference Shares, Series A

Issuer:	National Bank of Greece, S.A.
Securities:	Non-cumulative preference shares, series A (“Series A preference shares”), represented by Series A ADSs
Size:	25,000,000 Series A preference shares ($625,000,000)
Expected Ratings:	A2/BBB-/BBB+ (Moody’s/S&P/Fitch)(1)
Maturity Date:	Perpetual
Coupon:	9.00%
Dividends:

Dividends on the Series A preference shares will be payable quarterly on March 6, June 6, September 6 and December 6 of each year, provided that the first dividend payment date shall be on December 6, 2008 and payable in the amount of $1.125. Thereafter, the annual dividend on each Series A preference share will be an amount equal to $2.25 and will be payable in the amount of $0.5625 quarterly.

Type of Distributions:	Non-cumulative
1st Coupon:	December 6, 2008
Distribution Frequency:	Quarterly on the 6th of each of March, June, September and December, except for the first long dividend period.
Optional Redemption and Repurchase:

The issuer may redeem the Series A preference shares (i) on June 6, 2013 (the “initial optional redemption date”), or any anniversary thereof, at a redemption price per Series A preference share equal to $25 plus one quarter of the annual dividend amount plus any additional amounts or (ii) on any other date (following the initial optional redemption date) at a redemption price (the “redemption amount”) per Series A preference share equal to $25 plus declared but unpaid dividends, if any, less the liquidation preference reduction amount, if any, plus any additional amounts and, if relevant, the redemption gross up amount.

The issuer may also redeem the Series A preference shares at the redemption amount on any date (in respect of a depositary event) or, during the period prior to the initial optional redemption date, on any of the four dividend payment dates immediately succeeding the relevant event (in respect of a tax event or capital disqualification event) if (i) a capital disqualification event has occurred and is continuing, (ii) a tax event has occurred or (iii) a depositary event has occurred. Any redemption falling on an anniversary of the issue date shall be made at a redemption price per Series A preference share equal to $25 plus dividends equal to one quarter of the annual dividend amount, plus any additional amounts.

It is the intention of the board of the issuer, as set out in its resolution establishing the terms of the Series A preference shares, is that if it effects a redemption in accordance with the provisions described above, except for a redemption effected in relation to a depositary event it will do so only on a date that would not result in the requirement to pay a redemption gross up amount.

The issuer will not be able to redeem the Series A preference shares (i) during the period from (and including) the date of issue of the Series A preference shares to (but excluding) the date of the issuer’s Annual General Meeting of shareholders that approves its 2008 financial statements and (ii) except in relation to the issuer’s option to redeem the Series A preference shares in respect of a depositary event (which will be exercisable at any time), during the period in each year from (but excluding) the dividend payment date in March to (but excluding) the date of the issuer’s next following Annual General Meeting of shareholders which approves its annual financial statements.

The issuer may also repurchase Series A preference shares represented by Series A ADSs, in an amount per Series A preference share equal to the liquidation preference in whole, but not in part, in the same circumstances as it may effect a redemption. It may effect such mandatory repurchase on any date it could have redeemed the Series A preference shares, provided such date is a dividend payment date. Holders shall be entitled to receive the dividend payable on that dividend payment date plus any additional amounts.

Terms used but not defined herein are given the meaning assigned to them in the corresponding prospectus supplement.

Liquidation Preference Amount / Par:	$25 per Series A preference share
Trade Date:	May 30, 2008
Settle:	June 6, 2008 (T+5)
Format:	SEC Registered
Initial Public Offering Price:	$25 per Series A preference share
Joint Book-Running Managers:	Merrill Lynch & Co., Citi, Morgan Stanley, UBS Investment Bank
Co-Managers:	NBG International, Credit Suisse, HSBC
CUSIP/ISIN:	633643507 / US6336435077
Listing:

Application will be made to list the Series A ADSs on the New York Stock Exchange and trading of the Series A ADSs on the New York Stock Exchange is expected to commence within 30 days after the initial delivery of the Series A ADSs.

(1)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the preference shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Consolidated Capitalization of the Company

After giving effect to the offering and the issuance of the Series A preference shares, on an unaudited consolidated pro forma basis as at March 31, 2008, our total shareholders’ equity would have increased from €6,262,295 thousands to €6,653,217 thousands using the exchange rate of $1.552264 per €1.

Capital Adequacy

In addition, our total capital determined on the basis we use to prepare our capital adequacy information would have been €5,790,554 thousands.

Underwriting:

Under the terms and subject to the conditions of the purchase agreement dated May 30, 2008, each underwriter named below has severally agreed to purchase from NBG, and NBG agreed to sell to such underwriter, the number of Series A preference shares in the form of Series A ADSs set forth opposite the name of such underwriter below.

Underwriter	Number of Series A ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,693,750

Citigroup Global Markets Inc.	5,693,750
Morgan Stanley & Co. Incorporated	5,693,750
UBS Securities LLC	5,693,750
Credit Suisse Securities (USA) LLC	750,000
HSBC Bank (USA) Inc.	500,000
Deutsche Bank Securities Inc.	62,500
Fidelity Capital Markets, a division of National Financial Services LLC	62,500
H&R Block Financial Advisors, Inc.	62,500
J.B. Hanauer & Co.	62,500
J.J.B. Hilliard, W.L. Lyons, LLC	62,500
Janney Montgomery Scott LLC	62,500
Keefe, Bruyette & Woods, Inc.	62,500
RBC Capital Markets Corporation	62,500
Charles Schwab & Co., Inc.	62,500
Stifel, Nicolaus & Company, Incorporated	62,500
TD Ameritrade, Inc.	62,500
Wells Fargo Securities, LLC	62,500
Robert W. Baird & Co. Incorporated	25,000
D.A. Davidson & Co.	25,000
Fixed Income Securities, LP	25,000
KeyBanc Capital Markets Inc.	25,000
Lehman Brothers Inc.	25,000
Mesirow Financial, Inc.	25,000
Piper Jaffray & Co.	25,000
Sterne, Agee & Leach, Inc.	25,000
Stone & Youngberg LLC	25,000

Total	25,000,000

The maximum underwriting discount and commission that we are to pay to the underwriters in connection with this offering is $0.7875 per Series A ADS.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Morgan Stanley & Co. Incorporated at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors), or UBS Securities LLC at 1-877-827-6444 ext 561-3884.